UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On November 28, 2023, NANO-X IMAGING LTD (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

In the press release the Company uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures that appear in the press release exclude among other things legal and other related expenses in relation to the following legal matters.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

The press release attached as Exhibit 99.1 hereto retroactively corrects an error made in the Company’s statement of cash flows for the third fiscal quarter ended September 30, 2022. The correction has no impact on the Company’s overall cash or liquidity position. The Company’s Form 6-K filed with the SEC on November 10, 2022 included approximately $11.9 million in “Proceeds from the sale of marketable securities” that were included in “Cash flows used in Investing activities” but should have been included (a) in the amount of $10.2 million as proceeds from maturity of marketable securities and purchase of marketable securities in “Cash flows used in Investing activities” and (b) in the amount of $1.7 million as amortization of premium, discount and accrued interest on marketable securities in “Cash flows used in Operating activities.” This error is related to the Company’s previously discussed material weaknesses in its internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of the Company’s Form 20-F for the year ended December 31, 2022 filed on May 1, 2023. Pursuant to the Company’s remediation plan, the Company is in the process of remediating the material weakness and is committed to maintaining a strong internal controls environment, including enhancing and supplementing the finance team and resources with an appropriate level of knowledge and experience in internal control over financial reporting requirements.

Legal Proceedings

As previously disclosed, the Division of Enforcement of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, Chairman of the Board of Directors of the Company, have reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company agreed to pay a civil penalty in the amount of $650,000 and to be permanently enjoined from violating Section 17(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine agreed to pay disgorgement of $240,000, together with prejudgment interest of $26,836.39, to pay a civil penalty of $150,000, and to be permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder.

As previously disclosed, in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517. The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin action seeks to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and November 17, 2021. As previously disclosed, the Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin action and the consolidated White action. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and set a final approval hearing for February 15, 2024. The settlement remains subject to court approval among other conditions.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Gibraltar PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. The Company believes the allegations against the Company have no merit and intends to defend its position vigorously.

The information contained in this report, except the third paragraph of Exhibit 99.1, which contains certain quotes by the Chief Executive Officer of the Company, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated November 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: November 28, 2023

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